EXHIBIT 11.1

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$(1,612,000)	$92,000	$(2,791,000)	$(1,463,000)

Average number of shares outstanding	7,957,428	7,957,428	7,957,428	8,133,780
Net effect of dilutive stock options based on treasury stock method	—	4,487	—	—
Total average shares	7,957,428	7,961,915	7,957,428	8,133,780

Diluted net income (loss) per share	$(0.20)	$0.01	$(0.35)	$(0.18)